OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

EDSO Inc.

15 Quarry Lane
Malden, MA 02148

www.educatedsocially.com



50000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 535,000* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 50,000 shares of common stock ($10,000)

Company	EDSO Inc.
Corporate Address	15 Quarry Lane, Malden MA 02148
Description of Business	Peer to Peer learning platform.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.20/share
Minimum Investment Amount (per investor)	$200

The 10% Bonus for StartEngine Shareholders

EDSO Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.20 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $20. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Problem

The EDSO Inc team has noticed that the peer-to-peer learning model is underserved both in traditional education and within the digital space. Coupled with this realization we have noticed that within education, learning models are not being developed quickly enough; some education communities are lacking resources related to peer-to-peer education and the system overall lacks homogeneity.

Solution

Educated Socially facilitates peer-to-peer learning by providing a reciprocal learning experience for our users. Students will be able to share knowledge, ideas, and experience for mutual benefit. All of this will be done on a digital platform. Educated Socially falls under the category of education technology (EdTech).

EDSO will provide access to resources through a social media-infused smart search, walk students through the process of learning how to learn and collect data specifically focused on speeding up learning model progression.

Market

EdTech companies "sell more than $1.3 trillion in K-12, post-secondary, and adult and professional learning products and services, and that amount is only expected to rise." (Source: Wintroub, A. 2016, March 31. 3 Ways to Set Your Edtech Startup Apart Retrieved from https://www.1776.vc/insights/successful-edtech-att-aspire-accelerator/)

Competition

Educated Socially's unique approach amalgamates education with social media. Presently, we believe there is a niche open in the education technology market for a product with this specific focus. Social networking sites already exist and are incredibly popular, providing a strong foundation as users are already familiar with this core concept.

However, we believe social media networks trend away from education, many doing so especially as they gain in popularity. Some of the major players in this space are Google Classroom, Edomo and Khan Academy. This is good to know because major players are a testimony to the strength of the market. Generally, Educated Socially plans on leveraging the existence of other technologies rather than openly competing with them.

Liabilities and Litigation

We have no liabilities and are not involved in any litigation.

The team

Officers and directors

Terry Marshall	Founder & CEO
Ryan Budden	CTO

Terry Marshall
Terry is a Syracuse University engineering masters graduate and former Division 1 athlete. He is driven, a thought leader and passionate about creating positive change. Educated Socially is Terry's primary focus. From 2016 to present, Terry has been an entrepreneur working full-time at EDSO Inc. Past Experience Assistant Regional Manager Company Name: LVR, Inc. Dates Employed: Feb 2016 – Dec 2016 Employment Duration: 0 yrs 10 mos Location: Oxford, Massachusetts Area I am fully responsible for the operational efficiency and profitability of the multimillion-dollar (gross) Northeast Region. This includes refractory product design and selection, sales and marketing, safety, personnel and facilities management. Geotechnical Engineer Company Name: Haley & Aldrich Dates Employed: Oct 2014 – Feb 2016 Employment Duration: 1 yr 5 mos Location: Boston MA

Ryan Budden
Ryan is leads the team of designers and programmers. Budden is a graduate of Elon University with numerous academic accolades. At the moment, Ryan spends approximately 5-10 hours (vaiable) per week working on EDSO Inc related tasks. Ryan joined EDSO in June 2017. (Presently employed full-time Bachelor Party Nashville) Head Party Butler (CEO and Founder) Company Name: Bachelor Party Nashville Dates Employed: Apr 2016 – Present Employment Duration: 2 yrs 2 mos Location: Greater Nashville TN Area -Founded ingenuitive full concierge service hosting groups for weekend trips to Nashville -Establish and maintain relationships with local businesses to add value to trips, maximize profits, and constantly evolve -Manage incoming business from initial inquiry to follow up reviews -Achieved $30,000 profit in first 2 and 1/2 months of operations Chief Checker (CEO and Founder) Company Name: GreekCheck Dates Employed: Jun 2014 – Present Employment Duration: 4 yrs

Number of Employees: 2

Related party transactions

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **1. Uncertain Risks** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **2. We are an early stage company and have not yet generated any profits.** EDSO was formed in 2017. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. Our aim is to be profitable by the end of 2019.

- **3. Our business projections are only projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **4. We face significant market competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **5. The common stock that you are buying are voting common stocks.** The common stock that you are buying is considered voting common stock. This means that you will have one voter per share voting rights in dictating on how the Company will be run. This means that you will be a minority holder. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

- **6. These common stocks that you are buying are limited in how they can be transferred.** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock/note back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **7. The Company may need to raise additional funds and therefore your investment might dilute.** The company might not sell enough Voting Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **8. Any valuation at this stage is difficult to assess** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **9. If the Company cannot raise sufficient funds it will not succeed.** The Company is offering stock in the amount of up to $107,00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- **10. We are reliant on one main type of service** All of current services are variants on one type of services, providing a platform for online an edu-social networking platform. Our revenues are therefore dependent upon the market related to this service.

- **11. The company is vulnerable to hackers and cyber-attacks.** As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the EDSO platform or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider or on EDSO could harm our reputation and materially negatively impact our financial condition and business.

- **12. Interruptions or performance problems associated with our software solutions, platform and technology may adversely affect our business and operating results.** Our business will depend in part on the ability of our potential customers to access our platform at any tie. Our platform is proprietary, and we will rely on the expertise of members of our software development teams for its performance. We may in the future experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within and acceptable period of time. If our platform is available or if our users are unable to access it within a reasonable amount of time or at all, our business would be harmed. Therefore, in the event of any factors described above, or other failures of technologies our business may be adversely affected and harm our operating results.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Terry Marshall, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 6,000,000

  The Company is authorized to issue up to 10,000,000 shares of common stock. Currently, there are 6,000,000 common shares issued.

  Voting Rights

  Holders of our common stock are entitled to one vote per share on matters submitted to a vote of the stockholders, including the election of directors.

  Dividend Rights

  Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

  Right to Receive Liquidation Distributions

  In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

- SAFE Notes: 90,000

  There company currently has two outstanding SAFE Notes for $20,000 and $70,000, under the following terms below:

  $20,000 SAFE Note

  The "Valuation Cap" is $1,200,000.
  The "Discount Rate" is 90%.

  $70,000 SAFE Note

  The "Valuation Cap" is $775,000.
  The "Discount Rate" is 85%.

Terms:

Section 1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock (as defined below) equal to the Purchase Amount divided by the Conversion Price. (as defined below)

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with the above Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control event intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its Board of Directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's Board of Directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

FINANCIAL STATEMENTS AND FINANCIAL CONDITION

Financial statements

Our financial statements for the years ending December 31, 2017 can be found in under the section Financial Statements or Review.

Financial condition

The Company's revenue will be generated through affiliate marketing and parent subscriptions for one of our products. Other revenue generating vehicles can be incorporated to add to these streams but no plans to generate revenue prior to product launch. As such, no revenue was generated in 2017.

Results of operations

Year ended December 31, 2017

Revenue

Revenue for the fiscal year 2017 was $0.00 due to the fact that the product has not yet been launched. The cost to generate revenue will mainly be operating cost, namely development, marketing, personnel and other directs. In the 2018 report an accurate cost breakdown will be provided as to how much was spent to get the platform to market.

Financial Milestones

The company is investing for the continued growth of the brand, as is generating sizeable net income losses as a result. Presently, the team is trying to raise pre-money funding in the amount of $550,000 USD.

This funding will be used in the following manner:
• Development (develop launchable platform): $100,000
• Hiring full-time personnel (Approx. 8): $300,000
• Marketing: $100,000

Key to our success includes the completion of development of our latest prototype into a useable product. Once live, a robust marketing plan will allow us to attract and retain early adopters to the platform and start generating revenue as soon as possible. We plan on being profitable by the end of 2019.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. The reason for this is the upfront operating expenses necessary to get to product launch in August 2018. These include the development cost, any pre-marketing expenses, and the necessary employee hires to make the business successful. Please reference our First Year Plan spreadsheet for a complete picture of what can possibly take place in the first year. Note that the spreadsheet is based on post product launch and not pre-launch. Therefore, funds are still needed pre-launch. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Specific to this Reg CF offering there are two possible liquidity outcomes:

1) We achieve the maximum sought after amount of $107,000. In this scenario, the company will seek approximately an additional 200k in funding in order to have 6 months of runway (operating income) available. This is key in taking pressure off officers especially at launch.

2) We only achieve the minimum raise amount of $10,000. In this scenario, we will have to continue fundraising efforts even more aggressively in order to reach the target desired runway. 10k will not be enough for even a month's expense.

At this point, there are no other available Capital resources. The EDSO team will watch very carefully to see the results of this Reg CF offering and make a decision as to what other capital resources will be needed to sustain the company.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-06-21, Regulation D, 70000 SAFE Notes. Use of proceeds: Product design and operating expenses.
- 2017-09-26, Regulation D, 20000 SAFE Notes. Use of proceeds: Product design and operating expenses.

Valuation

$1,200,000.00

Gust.com was used to generate a fair pre-money valuation for our company at this time. The following methodology was used by gust to determine the valuation: Our model has been calibrated using data from hundreds of venture-backed early stage companies. Like any model, there are limitations, and for this estimator there are four you should know: Inputs Limitation The accuracy of the model is based on the accuracy of the inputs. Inputs should reflect the current state of the venture. The report is not an evaluation of the merits of the business or a representation of the probability of receiving investment. Range Limitation The model has been calibrated against companies with pre-money valuations ("PMV") between the minimum average valuation for your region (can be between $350K and $1M USD) and maximum average valuation for your region (can be between $2.5M and $8M USD). The model has not been calibrated for PMV's outside of this range and will be unable to produce reliable information for lower or higher values. Industry Limitation The sample used to build the model included companies from various industries and business models. BUT, the companies that require high initial investment (such as those in Energy, Biotech, or AI) have not been tested and calibrated in this model. If your business requires high initial R&D, this model will not work for you. Idiosyncrasies There are times when an early stage company blows through a vector (think Instagram with traction). At times, one of those vectors alone is enough to throw off this model. This model is best suited for the average, fund-able, seed-stage company. If you think that one of your metrics blow through the range, then the result would be less reliable. Recurring Revenue / Profits Limitation An early stage company is rarely profitable. If your company has recurring revenues and has meaningful profits (>10%+ net margin) then the model is not well suited for your company. Profit is a perpetual growth machine, and the value of the company would be vastly different depending on the magnitude of the profits.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (8% total fee)	$800	$8,560
Net Proceeds	$9,200	$98,440
Use of Net Proceeds:		
R& D & Production	$0	$0

Marketing	$4,000	$50,000
Working Capital	$5,200	$48,440
Total Use of Net Proceeds	$9,200	$98,440

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding. If we manage to raise $107,000, we believe the amount will last us 6 months and plan to continue to raise more funds as necessary.

Based on our present launch plan, we are going to use funds for marketing and working capital as indicated above. Marketing in the early stages is key to the success of the business. The budget will include Search Engine Optimization on google, Social Media marketing campaigns, hiring the marketing personnel and other key marketing activities. Under the working capital category, some items include paying for maintenance of the web platform, server cost, hosting and storing usage data. All these are key to the function of the company and ultimately the success of the business since it is a tech business.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments andf salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.educatedsocially.com/annualreport in the About Us section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EDSO Inc.

[See attached]

EDSO, INC.

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR YEAR END DECEMBER 31, 2017

EDSO, Inc.
Index to Consolidated Financial Statements
(unaudited)


EDSO, INC.

CONSOLIDATED BALANCE SHEETS
PERIOD ENDING DECEMBER 31,
2017
(unaudited)


	2017
ASSETS	
Current Assets	
Checking/Savings	$ -
Accounts Receivable, net	-
Inventory	-
Prepaid Expenses	-
Other Assets	-
Total Current Assets	
Total Fixed Assets, net	-
Other Assets	-
TOTAL ASSETS	-
LIABILITIES & EQUITY	
Current Liabilities	
Accounts Payable	-
Accrued Expenses	-
Taxes Payable	-
Total Current Liabilities	-
Long Term Liabilities	
Long term debt	-
Total Long Term Liabilities	-
Total Liabilities	-
Equity	
Capital Stock/Member's Equity	90,000
Member Draws	-
Retained Earnings/(Deficit)	(90,000)
Total Equity	-
TOTAL LIABILITIES & EQUITY	$-


EDSO, INC.
INCOME STATEMENT
FOR THE YEAR END DECEMBER 31, 2017
(unaudited)


	December 31, 2017
Revenue	$ -
Costs and expenses:	
Marketing and sales	2,500
General and administrative	87,500
Total costs and expenses	90,000
Income from operations	(90,000)
Interest and other income (expense), net	-
Income before provision for income taxes	(90,000)
Provision for income taxes	-
Net income	$ (90,000)

EDSO, INC.
STATEMENT OF CASHFLOW
FOR THE YEAR END DECEMBER 31, 2017
(unaudited)

	December 31, 2017
Cash flows from operating activities	
Net income	$ (90,000)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	
Share-based compensation	
Deferred income taxes	
Tax benefit from share-based award activity	
Other	
Changes in assets and liabilities:	
Accounts receivable	-
Prepaid expenses and other current assets	
Other assets	
Accounts payable	-
Accrued expenses and other current liabilities	
Deferred revenue and deposits	
Long Term Debt	-
Other liabilities	
Net cash provided by operating activities	(90,000)
Cash flows from investing activities	
Purchases of property and equipment	-
Purchases of common stock	90,000
Sales of marketable securities	
Member Draws	-
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets	
Change in deposits	
Net cash used in investing activities	90,000
Cash flows from financing activities	
Taxes paid related to net share settlement of equity awards	
Principal payments on capital lease and other financing obligations	
Repurchases of common stock	
Other financing activities, net	
Net cash used in financing activities	-
Net (decrease) increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -

EDSO, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
(unaudited)

	Preferred Stock		Common stock		Additional Paid-in Capital	Other Activity	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Shares issued for debt conversion	-	-	-	-	-	-	-	-
Shares issued for cash	-	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-
Contributed capital	-	-	-	90,000	-	-	-	90,000
Member Draws	-	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(90,000)	(90,000)
December 31, 2017	-	$ -	-	$ 90,000	$ -	$ -	$ (90,000)	$ -

NOTE 1-BUSINESS AND NATURE OF OPERATIONS

EDSO, Inc (the Company) was formed on April 4, 2017 in the State of Delaware.

In 2018, the Company will launch an education technology which will assist students with peer-to-peer learning and will provide a reciprocal learning experience. The platform will do this by allowing students to have social media interactions alongside curated educational content to enhance their learning experience. The company will generate revenue through affiliate marketing and through parent subscriptions.

The Company has 1 full-time employee to date and employs contracts as needed. The platform which is going to provide the basis of the Company's interaction with the public, I currently under development at the University of Wisconsin at Whitewater, WI.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of EDSO, Inc.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a **liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly** transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be **used to measure fair value:**

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities **in active markets.**
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter.

Intangible Assets - Trademarks
The Company capitalizes trademark filing fees, and it expenses legal fees, in connection with internally developed logo and name.

Advertising
The Company did not have any advertising costs for the year ended December 31, 2017.

Concentrations
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.

NOTE 3 - INTANGIBLE ASSETS

Finite intangible assets consisted of the following based on useful lives ranging from three (3) to 17 years are as follows as of December 31:

	2017
Website Protype	8,130
	$ **8,130**

NOTE 4 -ACCRUED LIABILITIES

There were no accrued liabilities as of December 31, 2017.

NOTE 5 - DEBT

Notes Payable
In 2017, the company did not incur any debt.

SAFE Notes
The company has two outstanding SAFE Notes issued at $20,000 and $70,000, respectively, that will automatically convert into preferred stock if an equity financing round occurs before the expiration or termination of the instruments.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

NOTE 7 - STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized the issuance of 10,000,000 shares of its common stock with par value of $0.0001. 6,000,000 share have been issued thus far.

I, _____Terry Marshall_____ (Print Name), the _____CEO_____ (Principal Executive Officers) of _____EDSO Inc_____ (Company Name), hereby certify that the financial statements of_____EDSO Inc_____ (Company Name) and notes thereto for the period ending_12/31/2017___(first Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $_0.00_____; taxable income of $_0.00_____and total tax of $_0.00_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the_05/15/2018 (Date of Execution).

_Terry Marshall_____ (Signature)

_____CEO_____(Title)

_____05/15/2018_____ (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EDSO is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

EDSO
The Peer-to-Peer Learning Solution
Small OPO · Malden, MA · Education
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

An Education-Focused Social Networking Experience

Invest in Educated Socially Inc.

Learning from and with each other is as old as humanity. Educated Socially (EDSO) is based on this basic instinctive human behavior. In traditional education, EDSO exists as the peer-to-peer learning model. At EDSO Inc. we believe that this model is typically underserved since more attention is typically awarded to teaching models - instructor to student interaction.

Coupled with this realization, we have observed that within traditional education, learning models are not being developed quickly enough. Some education communities are lacking resources related to peer-to-peer education and the system overall lacks homogeneity.

Since technology is rapidly transforming industries around us, the Educated Socially team saw an opportunity to leverage existing technologies to develop a tool to help the education space. Educated Socially will be the edu-social network dedicated to using social media as a tool to advance education. Educated Socially was founded on the principle that knowledge is the cornerstone of society. No matter social class or status, Educated Socially is the gateway through which you can share educational information freely, connect, and use each other to advance learning.

Educated Socially facilitates peer-to-peer learning by providing a reciprocal learning experience for our users. Students will be able to share knowledge, ideas and experience for mutual benefit. All of this will be done on a digital platform which is Educated Socially's main distinction from traditional education. Educated Socially falls under the category of education technology (EdTech).

We believe the market will be a huge driver in the success of our business. EdTech as an industry is very successful, and we believe that carefully







placed companies in this space can succeed. Take note of some market statistics in the sections below.



Development Stage

The platform is currently pre-prototype. An interactive demo design has been prepared for the entire web-based platform! The design is presently being developed at the University of Wisconsin-Whitewater and is expected to be completed this summer!

The Offering

Investment

$0.20/share of Common Stock | When you invest you are betting the company's future equity value will exceed $1.3M.



This Offering is eligible for the StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** *below.*

We have one overarching goal - creating a better future for all.

What We Have Accomplished So Far

Even before our team was able to develop a live product, our team took steps towards gaining our audience's trust in what's to come. We did this by taking the time to visit students and educators in our initial target markets both within the United States and internationally. These steps were all part of our overall strategic launch strategy.

It is no secret that early adopters of a platform are huge assets to any startup. Through our actions, we are going to be able to obtain north of twenty thousand early adopters at launch: students and educators who believe in our founding principles and vision.





- August 2016: Team EDSO started surveying and interviewing students in Massachusetts and New Hampshire.
- October 2016: Team EDSO launched a testing platform to a select user base primarily for feedback. Team EDSO also visited the Ministry of Education and a local university in the Caribbean to discuss their needs.
- In 2017, EDSO Inc. partnered with Boston-based EdTech accelerator LearnLaunch and the Rocky Hill School in Rhode Island on a pilot program. This opportunity allowed us to gain access to the Rhode Island market.
- At scheduled product launch in August 2018, early adopters will support the platform due to the efforts made by the team to share our vision with students and educators.







Start Exploring!
LOGIN
EDSO is first and foremost a
community
A community where you can learn with and from your peers.
Study Buddies are the core of your community.
ASK AWAY :)
ASK
Doppio qui, affogato, arabica et organic decaffeinated and at roast. Aftertaste café au lait half ?
Answer
Doppio qui, affogato, arabica et organic decaffeinated and at roast. Aftertaste café au lait half ?
Answer

LEARNING

Take a Peek at Our Interactive Prototype Design!



ASK
EXPLORE
CHAT











Students
Teachers
Parents









Martin Davis
SALLY KENDRICK
CHILDREN
STATS
Resources Viewed 350
Questions Asked 34
Questions Answered 17
Resources viewed by subject

EducatedSocially
EXPLORE
COMMUNITY
ACCOUNT DETAILS
Sally Hendricks
SAVE DETAILS
FAVOURITE SUBJECTS
Accounting
Addiction Medicine


QUESTIONS ANSWERED


Aerospace Engineering
African History
Algebra
American History
Analysis
Anatomy
Biochemistry
Bioengineering
Biology
Biomedical engineering
Home
Explore
Community
My Account
About Us
Terms and conditions
FAQ

There is strength in us helping one another.

How Our Product Is Different From the Rest

COMPETITIVE ANALYSIS

	EducatedSocially	Edmodo	piazza	Classroom	ClassDojo	remind	coursera	KHAN ACADEMY	
Social Media Communication	✓	X	X	X	X	X	X	X	✓
Smartsearch	✓	X	X	✓	X	X	✓	✓	X
Time Tracker	✓	X	X	X	X	X	X	X	X
Custom User Profiles	✓	✓	✓	✓	✓	✓	✓	✓	✓
Gamification for students	✓	X	X	X	X	X	X	✓	X
Free Curated Content	✓	✓	X	✓	X	X	X	✓	✓
Community Forum	✓	✓	✓	✓	X	X	X	✓	✓

Our Market and Industry


THE TARGET
16M
US High School Students
20M
US College Students
740M

EdTech Companies sell more than 1.3 trillion dollars in products and services to more than 740 million students globally on an annual basis. (Source: Wintroub, A. 2016, March 31. 3 Ways to Set Your Edtech Startup Apart Retrieved)

EDSO will infiltrate the US market at the high-school age group. In the US alone, there are 16 million high school students, 12 million middle school students, and approximately 20 million college students. (Source: National Center for Education Statistics)

EDSO is a unique product that amalgamates education with social media. Presently, there is a niche open in the EdTech market for a product with this specific focus. Social networking sites already exist and are incredibly popular, providing a strong foundation as users are already familiar with this core concept.

However, social media networks trend away from education, many doing

so especially as they gain in popularity.

The first thing to understand about EDSO's marketing adoption plan is that the more users the platform acquires, the more potential exists for generating revenue. User acquisition and retention is the primary focus of the marketing strategy.

Digital advertising, search engine optimization, social media outreach, and branding will be major themes in the marketing plan. The EDSO plan will include a top-down approach by drawing near to large organizations such as the Boys & Girls Club, Big Brothers Big Sisters, sororities, and fraternities.

EDSO will be offered at no cost, showing these organizations how the platform can benefit students. Additionally, the plan will include our front-door and back-door approach to student acquisition.





Year 1 Projected Expenses: $1,051,507
Year 1 Projected Net Profit: $661,225

What Makes Our Team Special



Our team is comprised of very intelligent, motivated, and driven individuals.

It has been said that we have "literally willed this company into existence". We are just getting started.

Take the discipline of a Division-1 athlete, an engineer, one Stanford University graduate and an Elon University tech nerd, and you get the team behind EDSO!

An early-stage investment such as being sought in this campaign is truly an investment in the team. We expect that you will believe in our drive for results. We will not let you down!

Invest in EDSO Today!





EducatedSocially

Thank you for viewing our campaign! We look forward to welcoming you to the EDSO Inc. family!

September 2016

Conducted Market Research for Viability of the Platform.

Students in the states of Massachusetts and New Hampshire were interviewed and completed surveys, which provided us with valuable feedback.

November 2016.

Launched Test Platform

Launched test platform to select audience to gain more feedback.

April 2017

Incorporated EDSO

Incorporated EDSO Inc. in the State of Delaware.

November 2017

Built MVP Prototype

Our latest prototype based on all the research and feedback we received.

June 2018

Raising CrowdFunding Capital Through StartEngine!

The goal is set at $107,000 at a post-money valuation of $1.307M

August 2018

Launch Platform

We will launch the new and improved version of the EDSO platform. (ANTICIPATED)

In the Press



LOOP

SHOW MORE

Meet Our Team



Terry Marshall

Founder & CEO

Terry is a Syracuse University engineering masters graduate and former Division 1 athlete. He is driven, a thought leader and passionate about creating positive change. Educated Socially is Terry's primary focus. From 2016 to present, Terry has been an entrepreneur working full-time at EDSO Inc. Past Experience Assistant Regional Manager Company Name: LVR, Inc. Dates Employed: Feb 2016 – Dec 2016 Employment Duration: 0 yrs 10 mos Location: Oxford, Massachusetts Area I am fully responsible for the operational efficiency and profitability of the multimillion-dollar (gross) Northeast Region. This includes refractory product design and selection, sales and marketing, safety, personnel and facilities management. Geotechnical Engineer Company Name: Haley & Aldrich Dates Employed: Oct 2014 – Feb 2016 Employment Duration: 1 yr 5 mos Location: Boston MA





Ryan Budden
CTO

Ryan is leads the team of designers and programmers. Budden is a graduate of Elon University with numerous academic accolades. At the moment, Ryan spends approximately 5-10 hours (vaiable) per week working on EDSO Inc related tasks. Ryan joined EDSO in June 2017. (Presently employed full-time Bachelor Party Nashville) Head Party Butler (CEO and Founder) Company Name: Bachelor Party Nashville Dates Employed: Apr 2016 – Present Employment Duration: 2 yrs 2 mos Location: Greater Nashville TN Area -Founded ingenuitive full concierge service hosting groups for weekend trips to Nashville -Establish and maintain relationships with local businesses to add value to trips, maximize profits, and constantly evolve -Manage incoming business from initial inquiry to follow up reviews -Achieved $30,000 profit in first 2 and 1/2 months of operations Chief Checker (CEO and Founder) Company Name: GreekCheck Dates Employed: Jun



Saya Iwasaki
Chief Education Consultant

Saya is the learning experience designer for EDSO. She is also founder of Aril Studios and a graduate of Stanford Graduate School of Education.



2014 – Present Employment Duration: 4 yrs



Offering Summary

Maximum 535,000* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 50,000 shares of common stock ($10,000)

Company	EDSO Inc.
Corporate Address	15 Quarry Lane, Malden MA 02148
Description of Business	Peer to Peer learning platform.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.20/share
Minimum Investment Amount (per investor)	$200

The 10% Bonus for StartEngine Shareholders

EDSO Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.20 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $20. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments andf salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow EDSO to get notified of future updates!

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

Video Transcript

Sarah: Why did I only receive 13 likes on this selfie.....Ughhh!

Parents: Sarah, your mom and I think you are spending far too time on your social media accounts.

Do you enjoy Social Media even though it can be distracting at times?

Professor: I really wish there was an easier way to connect with experts socially. I am sure someone could provide me with feedback on my theory.

Would you like a Social Network filled with experts in your field of study, with whom you can share ideas?

Student: I really wish there as an easier way to connect with people who are trying to learn this language as well.

Have you ever thought of crowdsourcing help from Native Speakers?

Would an Edu-Social Network of friends assist in helping you understand key concepts related to your studies?

Introducing the social networking platform which provides an educational experience.

EDSO - Educated Socially (www.educatedsocially.com)

What is EDSO?

EDSO is the social network designed specifically for Education.

Select the topics around which you will build your edu-social network.

Build your edu-social media network with friends & experts who have the same subject interests as you do.

Chat with users in the app.

Enjoy typical social networking activities such as liking posts, favoriting posts and commenting on other people's posts.

Receive notifications on content and follower updates.

You have the opportunity to be part of something awesome since users are the contributors.

Happy Learning!

www.educatedsocially.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.